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SEC Mail Processing Section FEB 23 2015 Washington DC 404

2/23/15

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascentage Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Pleasant Street, 2nd Floor
(No. and Street)

Portsmouth	New Hampshire	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Drew Ogden 603-227-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty & Company, P.C.
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road	Nashua	New Hampshire	03060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

OATH OR AFFIRMATION

I, R. Drew Ogden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascentage Advisiors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARLENE BOSSE
Notary Public - New Hampshire
My Commission Expires October 1, 2019



Signature

Managing Member
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENTAGE ADVISORS, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013

(With Independent Auditors' Report Thereon)

McCafferty & Company, P.C.
Certified Public Accountants

ASCENTAGE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2014 and 2013

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society of
Certified Public Accountants



McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Independent Auditor's Report

To the Member
Ascentage Advisors, LLC
10 Pleasant Street, 2nd Floor
Portsmouth, NH 03801

Report on Financial Statements

We have audited the accompanying financial statements of Ascentage Advisors, LLC (the Company), which comprise the statements of financial condition as of December 31, 2014 and 2013, (which were not audited by us as noted below) and the related statements of operations, changes in members' equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascentage Advisors, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Predecessor Auditor

The financial statements of the Company for December 31, 2013 were audited by a predecessor auditor whose report dated, February 21, 2014, indicated the financial statements present fairly in all material respects, the financial position of the Company and the related statements of operations, changes in members' equity and cash flows for the year then ended.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

January 14, 2015

ASCENTAGE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
Cash	$ 23,178	$ 24,822
Accounts Receivable	4,314	2,447
State Tax Refund receivable	-	5,200
Prepaid Regulatory Fees and Expenses	1,009	1,231
Total Assets	$ 28,501	$33,700

LIABILITIES AND MEMBERS' EQUITY	2014	2013
Accounts Payable and Accrued Expenses	$ 1,000	$ 3,000
Members' Equity:	27,501	30,700
Total Liabilities and Members' Equity	$ 28,501	$ 33,700

See Accompanying Notes to Financial Statements and Independent Auditor's Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues		
Consulting Income	$ 300,233	$ 126,176
Expenses		
Bank Charges	102	36
Communication Expenses	863	-
Insurance	472	-
Licenses and Miscellaneous Taxes	372	-
Office Expenses	3,349	6,693
Professional Fees	176,464	48,915
Payments made to Members	115,000	56,700
Regulatory Fees	6,772	4,869
Travel	41	2,833
Total Operating Expenses	**$ 303,435**	**$ 120,046**
Net Income /(Loss) from Operations	(3,202)	6,130
Other Income / Expense		
Interest Income	3	3
Net Income / (Loss)	$ (3,199)	$ 6,133

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

Balance December 31, 2012	**$ 24,567**
Net Income	6,133
Balance December 31, 2013	**30,700**
Net Loss	(3,199)
Balance December 31, 2014	$ 27,501

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,199)	$ 6,133
Changes in Operating Assets and Liabilities		
Accounts Receivable	(1,867)	(2,447)
State Tax Refund Receivable	5,200	(5,200)
Prepaid Regulatory Fees	222	(1,231)
Accounts Payable and Accrued Expenses	(2,000)	(3,452)
Net Cash Provided (used) by Operating Activates	(1,644)	(6,197)
Cash, Beginning of Year	24,822	31,019
Cash, End of Year	$ 23,178	$ 24,822

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 1 - Nature of Operations

Ascentage Advisors, LLC (the Company) conducts business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company, located in Portsmouth, New Hampshire and organized in the State of Delaware, acts principally as a representative of business clients in the private placements of their securities, arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

NOTE 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition

The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement. Accordingly, the Company recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes

The Company, a single member LLC, is regarded by the Internal Revenue Service Code as a disregarded entity. As such, in lieu of corporation taxes the member is required to report on their individual income tax return an allocable share of the Company's income, gains, losses, deductions and credits. The Company is subject to a New Hampshire business enterprise and business profits tax assessed at 0.75% and 8.5%, respectively, of taxable income, subject to certain thresholds. All amounts are subject to review, challenge and possible adjustment by taxing authorities. The Company's income tax returns for 2011, 2012 and 2013 are subject to examination by taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated subsequent events through January 14, 2015, which is the date these financial statements were available to be issued.

NOTE 3 - Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

NOTE 4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company had net capital of $22,178 and $21,822, respectively, which were $17,178 and $16,822, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 and 0.14 to 1, at December 31, 2014 and 2013, respectively.

NOTE 5 - Revenue Concentration

For the year ended December 31, 2014, one customer accounted for approximately 83% of revenue. For the year ended December 31, 2013, two customers accounted for approximately 80% of revenue.

NOTE 6 - Related Party Transactions

The Company is co-located with a sister entity, Ascentage Group, LLC (Ascentage Group). Under a Management Services Agreement (the Agreement) dated April 20, 2013, Ascentage Group provides certain services to the Company for various administrative services and use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2014 and 2013, the Company paid $3,000 of management fees to Ascentage Group to cover these expenses.

NOTE 7 - Supplemental Cash Flow Information

	2014	2013
Cash Paid for State Taxes	$ 270	$ 9,192

NOTE 8 - Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the approximately $3,000 per year that it pays to Ascentage Group under the Agreement.

ASCENTAGE ADVISORS, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2014 AND 2013

McCafferty & Company, P.C.
Certified Public Accountants

ASCENTAGE ADVISORS, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Aggregate Indebtedness	$ 1,000	$ 3,000
Net Capital		
Members' Equity	$ 27,501	$ 30,700
Adjustments to Net Capital		
Accounts Receivable	(4,314)	(2,447)
State Tax Refund Receivable	-	(5,200)
Prepaid Regulatory Fees	(1,009)	(1,231)
Net Capital, as Defined	$ 22,178	$ 21,822
Net Capital Requirement	$ 5,000	$ 5,000
Net Capital in Excess of Requirement	$ 17,178	$ 16,822
Ratio of Aggregate Indebtedness to Net Capital	0.04 to 1	0.14 to 1

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2014 unaudited Form X-17A-5 Part IIA filing.

ASCENTAGE ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Ascentage Advisors, LLC is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society of
Certified Public Accountants



McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Independent Auditor's Report on Internal Control

To the Member
Ascentage Advisors, LLC

In planning and performing our audits of the financial statements of Ascentage Advisors, LLC (the Company) as of and for the years ended December 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

January 14, 2015

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